                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               MEDUSA CORPORATION
                                (Name of Issuer)

                                 ---------------

                        COMMON SHARES, WITHOUT PAR VALUE
                         (Title of Class of Securities)


                                   585072 03 9
                                 (CUSIP Number)

                                 ---------------

                               Medusa Corporation.
                              3008 Monticello Blvd.
                          Cleveland Heights, Ohio 44118
                                 (216) 371-4000

                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 ---------------

                                 March 17, 1998
             (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement
                on Schedule 13G to report this acquisition which
                   is the subject of this Schedule 13D, and is
                      filing this Schedule because of Rule
                               13d-1(b)(3) or (4),
                          check the following box: [ ].

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
              Securities Exchange Act of 1934 ("Act") or otherwise
                  subject to the liabilities of that section of
                       the Act but shall be subject to all
                      other provisions of the Act (however,
                                 see the Notes).

                                 ---------------

CUSIP NO.:  585072 03 9
          --------------
                                 SCHEDULE 13D/A
-------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Southdown, Inc.
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [ ]
              (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              OO
              This statement is being filed as the result of the receipt by the Reporting Person of irrevocable proxies executed in connection with an Agreement and Plan of Merger and does not relate to the purchase of securities.
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)

              [  ]
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Louisiana
-------------------------------------------------------------------------------
      7       Sole Voting Power

              979,766
-------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              0
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              979,766 -- See Item 5
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*

              [     ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.8% -- See Item 5
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

               CO
===============================================================================

                                  SCHEDULE 13D/A

         This Amendment No. 1 to the Statement on Schedule 13D relates to the common stock, without par value per share of Medusa Corporation, an Ohio corporation ("Medusa"). The principal executive offices of Medusa are located at 3009 Monticello Blvd., Cleveland Heights, Ohio 44118.

         This Amendment No. 1 to the Statement is filed by Southdown, Inc., a Louisiana corporation ("Southdown"), by virtue of the relationship created by the irrevocable proxies executed by certain of the directors and executive officers of Medusa in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated March 17, 1998 between Medusa, Southdown, and Bedrock Merger Corp. ("Subcorp"), an Ohio corporation and wholly owned subsidiary of Southdown (the "Merger").

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended to add the following information:

         On April 1, 1998, Southdown and Medusa executed a letter agreement ratifying changes to the Merger Agreement. A copy of this letter agreement is attached hereto as Appendix D and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.




         A. Agreement and Plan of Merger dated as of March 17, 1998 among Medusa Corporation, Southdown, Inc. and Bedrock Merger Corp. and all Exhibits thereto.

         B. Form of Letter Agreement addressed to Southdown, Inc. granting irrevocable proxy. (Previously filed)

         C. List of Officers and Directors of Southdown, Inc. (Previously filed)

         D. Letter Agreement dated April 1, 1998 between Southdown, Inc. and Medusa Corporation.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: April 10, 1998


                                 Southdown, Inc.


                                By: /s/ Patrick S. Bullard
                                   -------------------------------------
                                Name:  Patrick S. Bullard
                                Title: Vice President -- General Counsel
                                           and Secretary

                                  EXHIBIT INDEX


         A. Agreement and Plan of Merger dated as of March 17, 1998 among Medusa Corporation, Southdown, Inc. and Bedrock Merger Corp. and all Exhibits thereto.

         B. Form of Letter Agreement addressed to Southdown, Inc. granting irrevocable proxy. (Previously filed)

         C. List of Officers and Directors of Southdown, Inc. (Previously filed)

         D. Letter Agreement dated April 1, 1998 between Southdown, Inc. and Medusa Corporation.